As filed with the Securities and Exchange Commission on May 22, 2007
Registration No. 333-107193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

POST-EFFECTIVE AMENDMENT NO. 1
TO
FORM S-8

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HNI Corporation
(Exact Name of Registrant as Specified in Its charter)

Iowa
(State or Other Jurisdiction of Incorporation or Organization)

42-0617510
(I.R.S. Employer Identification No.)

408 East Second Street, P.O. Box 1109, Muscatine, Iowa 52761-0071
(Address of Principal Executive Offices, including Zip Code)

HNI Corporation 1995 Stock-Based Compensation Plan
(Full Title of the Plan)

Jeffrey D. Lorenger, Vice President, General Counsel and Secretary
HNI Corporation, 408 East Second Street, P.O. Box 1109, Muscatine, Iowa 52761-0071
(Name and Address of Agent for Service)

(563) 272 -7400
(Telephone Number, Including Area Code, of Agent for Service)

EXPLANATORY NOTE

HNI Corporation (the "Corporation") registered 4,000,000 shares of its common stock, par value $1.00 per share ("Common Stock"), for issuance under the HNI Corporation 1995 Stock-Based Compensation Plan (the "1995 Plan") pursuant to Form S-8 Registration Statement No. 333-107193 filed with the Securities and Exchange Commission on July 21, 2003 (the "Registration Statement").* Upon shareholder approval of the HNI Corporation 2007 Stock-Based Compensation Plan (the "2007 Plan") at the Corporation's annual meeting of shareholders on May 8, 2007, the 2007 Plan replaced the 1995 Plan and no further awards will be made under the 1995 Plan.

This Post-Effective Amendment No. 1 to Form S-8 Registration Statement is being filed to deregister 2,688,225 shares of Common Stock that have not been issued and are not subject to issuance pursuant to outstanding awards under the 1995 Plan. Accordingly, the Corporation hereby withdraws these 2,688,225 shares of Common Stock from registration under the Registration Statement.

*   The Registration Statement was inadvertently identified as a post-effective amendment, but was filed pursuant to General Instruction E of Form S-8 for the purpose of registering an additional 4,000,000 shares of Common Stock.

SIGNATURES

The Registrant. Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 1 to Form S-8 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Muscatine, State of Iowa, on this 22nd day of May, 2007.

HNI Corporation

By: /s/ Jeffrey D. Lorenger

Jeffrey D. Lorenger
Vice President, General Counsel and
Secretary

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to Form S-8 Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Stan A. Askren Stan A. Askren	Chairman, President and Chief Executive Officer (principal executive officer)	May 22, 2007
/s/ Jerald K. Dittmer Jerald K. Dittmer	Vice President and Chief Financial Officer (principal financial officer and principal accounting officer)	May 22, 2007
** Mary H. Bell	Director	May 22, 2007
** Miguel M. Calado	Director	May 22, 2007
** Gary M. Christensen	Lead Director	May 22, 2007
** Cheryl A. Francis	Director	May 22, 2007
** John A. Halbrook	Director	May 22, 2007
** James R. Jenkins	Director	May 22, 2007
** Dennis J. Martin	Director	May 22, 2007
** Larry B. Porcellato	Director	May 22, 2007
** Joseph Scalzo	Director	May 22, 2007
** Abbie J. Smith	Director	May 22, 2007
** Brian E. Stern	Director	May 22, 2007
** Ronald V. Waters, III	Director	May 22, 2007

**   Jeffrey D. Lorenger, the undersigned attorney-in-fact, by signing his name hereto, does hereby sign and execute this Post-Effective Amendment No. 1 to Form S-8 Registration Statement on behalf of the above indicated directors of the registrant (constituting all of the directors) pursuant to a Power of Attorney filed with this Post-Effective Amendment No. 1 to Form S-8 Registration Statement as Exhibit 24.1.


HNI Corporation


Date May 22, 2007   By: /s/ Jeffrey D. Lorenger
                                                                         Jeffrey D. Lorenger
                                                                         Vice President, General Counsel and
                                                                         Secretary

EXHIBIT INDEX

Exhibit No.	Description
24.1	Power of attorney.

EXHIBIT 24.1

POWER OF ATTORNEY

Know all men by these presents, that each person whose signature appears below constitutes and appoints Stan A. Askren, Jerald K. Dittmer and Jeffrey D. Lorenger, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign a registration statement or registration statements on Form S-8 pursuant to the Securities Act of 1933, as amended, concerning certain shares of common stock, par value $1.00, of HNI Corporation, an Iowa corporation (the "Corporation") and any and all amendments (including post-effective amendments) to such registration statement(s) and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission or any state regulatory authority, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorneys-in-fact and agents, or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

This Power of Attorney may be executed in multiple counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one and the same document.

IN WITNESS WHEREOF, the undersigned have hereunto set their hands as of the dates set forth below.

Signature	Title	Date
/s/ Mary H. Bell Mary H. Bell	Director	May 8, 2007
/s/ Miguel M. Calado Miguel M. Calado	Director	May 8, 2007
/s/ Gary M. Christensen Gary M. Christensen	Lead Director	May 8, 2007
/s/ Cheryl A. Francis Cheryl A. Francis	Director	May 8, 2007
/s/ John A. Halbrook John A. Halbrook	Director	May 8, 2007
/s/ James R. Jenkins James R. Jenkins	Director	May 8, 2007
/s/ Dennis J. Martin Dennis J. Martin	Director	May 8, 2007
/s/ Larry B. Porcellato Larry B. Porcellato	Director	May 8, 2007
/s/ Joseph Scalzo Joseph Scalzo	Director	May 8, 2007
/s/ Abbie J. Smith Abbie J. Smith	Director	May 8, 2007
/s/ Brian E. Stern Brian E. Stern	Director	May 8, 2007
/s/ Ronald V. Waters, III Ronald V. Waters, III	Director	May 8, 2007